Mail Stop 0407

      							May 27, 2005

Via U.S. Mail and Fax (206-301-4500)
Mr. Raymond Brandstrom
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue
Suite 500
Seattle, WA 98121

	RE:	Emeritus Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarterly period ended March 31, 2005
		Filed May 13, 2005

Dear Mr. Brandstrom:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Administration, page 7

1. We understand that you have the Central, Eastern, Great Lakes and
Western operational groups. Please tell us how you determined that you have only one reportable segment under SFAS 131.

Item 6. Selected Consolidated Financial Data, page 19

2. Please present your ratio of earnings to fixed charges that
complies with Item 503(d) of Regulation S-K.   Also, provide the
required exhibit.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

HCP Transaction, page 30

3. Please tell us how you are accounting for the potential put option and the basis for your accounting.

Summary of Significant Accounting Policies and Use of Estimates,
page
34

4. Please disclose your accounting policy for the $18 million contingencies accrual.

Contractual Obligations, page 47

5. Please present the required interest payments in the table.

Item 9A. Controls and Procedures, page 57

6. Your certifying officers have concluded that your "disclosure controls and procedures were inadequate as of December 31, 2004." Rather than concluding as to the adequacy of your disclosure controls and procedures, you should conclude as to the effectiveness. In future filings, revise to state clearly whether or not your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective or not effective.
In your response, tell us whether your disclosure controls and procedures were effective or not effective as of December 31, 2004.
Exchange Act Rule 13a-15(e). Similarly address your Form 10-Q for the quarterly period ended March 31, 2005.

Consolidated Statement of Operations, page F-4

7. Comply with SAB 11(B).

8. We note that you redeemed the Series A Preferred Stock in August
2003. Please tell how you considered the adoption of SFAS 150 on this transaction.

Note 6. Long-Term Investments, page F-18

9. Please tell us why after the LLC elected to be treated as a corporation you were required to account for your interest in the corporation on a cost basis under APB 18.

Note 17. Sales, Leases and Acquisitions, including Certain
Related-
Party, page F-30

10. Per page F-17, we understand that you do not believe any of your
VIEs are required to be consolidated under FIN 46R. Please tell us the factors, including the purchase option, you considered in your conclusion for each of the leases disclosed in this note. Include in your response references to the appropriate paragraph in FIN 46R.

Emeritrust II Communities Lease, page F-32

11. Please tell us why the 500,000 warrants you issued are considered lease acquisition costs. Include in your response references to the appropriate accounting literature.

Lease of Eight Communities in May 2003, page F-32

12. Please tell us why it is appropriate to account for these leases as operating leases under SFAS 13.

Repurchase of the Series A Preferred Stock, page F-33

13. You received net proceeds of $10.2 million in repayment of your notes receivable with a carrying value of $4.4 million. Please tell us how the amount of the deferred gain was determined.

Note 18. Commitments and Contingencies, page F-38

14. You have concluded that "the damage award was not justified by the facts or the law in the case presented by the plaintiff."
Based
on this disclosure, tell us why your accrual is appropriate under SFAS 5.



*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Raymond Brandstrom
Emeritus Corporation
May 27, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE